Exhibit 4.24

AMENDMENT TO

CONSULTING AGREEMENT

THIS AMENDMENT (the “Amendment”) is entered into as of ________, 2020 by and between Enlivex Therapeutics, Ltd., a company organized under the laws of Israel, corporate number 51373620, whose address is at Kiriat Hadassa P.O.B 1267 Jerusalem Israel 91129 (the “Company”) and A.S. Novik Ltd., a company organized under the laws of Israel, corporate number 513439273, whose address is 30 Anni Maamin Street Ramat Hasharon Israel 47212 (the “Consultant”).

WHEREAS, reference is made to that Agreement entered into by and between the Company and the Consultant, dated September 7, 2018 (the “Consulting Agreement”). All capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to such terms in the Consulting Agreement; and

WHEREAS, the Company and Consultant have agreed to certain amendments of the Consultant Agreement as set forth below.

NOW THEREFORE, the parties have agreed to the following amendments to the Consulting Agreement, effective as of January 1, 2020 (the “Effective Date”), as follows:

1.	The following shall be added to Section 3(b) of the Consulting Agreement:

“In addition to the foregoing, upon the determination by the Board, that a Phase Ib, II, IIb, II/III, or III, clinical trial conducted by the Company (in each case, a “Clinical Trial”) has been completed successfully at any time during the first two calendar years from the Effective Date, the Consultant shall be awarded a special bonus (“Special Bonus”) comprised of (i) a cash bonus in the amount of 100% of the Base Retainer; and (ii) 250,000 options, vesting equally over 36 months at an exercise price equal to a 25% discount on the average closing price of the Company’s ordinary shares during the 30-trading days immediately following the public announcement of the top-line data from the applicable Clinical Trial; provided only that (a) a Special Bonus may only be awarded once in any financial year; and (b) the Special Bonus may only be awarded in respect of the successful completion of a Clinical Trial in the same financial year.”

2.	Except as explicitly stated herein, all other terms and conditions of the Consulting Agreement shall remain in effect and unchanged.

3.	This Amendment shall be read together with the Consulting Agreement, and shall constitute an integral part thereof, and, save as expressly amended by this Amendment, the Consulting Agreement shall remain unaltered and in full force and effect.

4.	This Amendment constitutes the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions or agreements between the parties with respect to the subject matter hereof. No modification of or amendment to the Consulting Agreement as amended by this Amendment, nor any waiver of any rights under this Amendment, will be effective unless in writing and signed by both parties hereto.

5.	This Amendment and the Consulting Agreement shall be governed, construed and enforced in accordance with, the laws of Israel. The competent courts in the District of Tel Aviv shall have exclusive jurisdiction in all matters arising out of or in connection with the Consulting Agreement as amended hereby.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed, all as of the day and year first above written.

ENLIVEX THERAPEUTICS, LTD.		A.S. NOVIK LTD.

By:	/s/ Oren Hershkovitz	By:	/s/ Shai Novik
Its:	Chief Executive Officer	By: